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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             -------------------

                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              -------------------

                             CITIZENS CORPORATION
                             (Name of the Issuer)

                        ALLMERICA FINANCIAL CORPORATION
                       CITIZENS ACQUISITION CORPORATION
                      (Name of Persons Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                01-174533 10 9
                     (CUSIP Number of Class of Securities)

                              JOHN F. KELLY, ESQ.
                              440 LINCOLN STREET
                        WORCESTER, MASSACHUSETTS  01653
                                (508) 855-1000
                     (Name of Person Authorized to Receive
                     Notices on Behalf of Filing Persons)

                                   Copy to:
                            LAUREN I. NORTON, ESQ.
                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                         BOSTON, MASSACHUSETTS  02110
                                (617) 951-7000

This statement is filed in connection with (check the appropriate box):
  a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
  b. [_] The filing of a registration statement under the Securities Act of 1933.
  c. [X]  A tender offer.
  d. [_]  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
              Transaction Value*                   Amount of Filing Fee
--------------------------------------------------------------------------------
               $170,894,100.00                          $34,178.82
--------------------------------------------------------------------------------

 * For purposes of calculating the fee only. This amount assumes the purchase of 5,892,900 shares of common stock, par value $.01 per share, of Citizens Corporation at $29.00 net in cash per share, which represents all outstanding shares at October 30, 1998 not owned directly or indirectly by the persons filing this statement. The amount of the filing fee calculated in accordance with Rule 0-11 equals 1/50th of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $34,178.82      Filing Parties: Allmerica Financial
                                                          Corporation and
                                                          Citizens Acquisition
                                                          Corporation
Form or Registration No.: Schedule 14D-1  Date Filed:     November 2, 1998

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                               Page 1 of 9 Pages
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                                 INTRODUCTION

     This Rule 13e-3 Transaction Statement (the "Schedule 13E-3") relates to a tender offer by Citizens Acquisition Corporation, a Delaware corporation (the "Purchaser"), and wholly owned indirect subsidiary of Allmerica Financial Corporation, a Delaware corporation ("AFC"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Citizens Corporation, a Delaware corporation ("Citizens") that AFC does not already own. The offer is being made at a price of $29.00 per Share, net to the seller in cash, without interest (the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 2, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. Capitalized terms used herein but not defined are used as defined in the Offer to Purchase. This Schedule 13E-3 is being filed by the Purchaser and AFC.

     The Purchaser is making the Offer for the purpose of acquiring at least 90 percent of the outstanding Shares and then consummating a "short-form merger" under Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"), pursuant to which the Purchaser will be merged into Citizens (the "Merger" and, together with the Offer, the "Transaction"). As a result of the Merger, the Purchaser will cease to exist and Citizens will continue as the surviving corporation (the "Surviving Corporation"), and will be wholly owned indirect subsidiary of AFC. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares held in Citizens' treasury, by any subsidiary of AFC or by the Purchaser and other than Shares held by Stockholders who have properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL) shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive the Offer Price, or any higher price per Share paid in the Offer (the "Merger Price"), payable to the holder thereof, without interest thereon, upon the surrender of the certificate or certificates formerly representing such Shares.

     The following cross reference sheet is being supplied pursuant to General Instruction F to the Schedule 13E-3 and shows the location in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by the Purchaser and AFC with the Securities and Exchange Commission on the date hereof, of the information required to be included in response to the items of this Statement. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference.

                                      -2-
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                             CROSS REFERENCE SHEET

                                                              Where Located in
Item in Schedule 13E-3                                         Schedule 14D-1
----------------------                                         --------------

Item 1(a)..................................................     Item 1(a)
Item 1(b)..................................................     Item 1(b)
Item 1(c)..................................................     Item 1(c)
Item 1(d)..................................................         *
Item 1(e)..................................................         *
Item 1(f)..................................................         *
Item 2.....................................................     Item 2
Item 3(a)(1)...............................................     Item 3(a)(1)
Item 3(a)(2)...............................................     Item 3(b)
Item 3(b)..................................................         *
Item 4.....................................................         *
Item 5.....................................................     Item 5
Item 6(a)..................................................     Item 4(a)
Item 6(b)..................................................         *
Item 6(c)..................................................     Item 4(b)
Item 6(d)..................................................     Item 4(c)
Item 7(a)..................................................     Item 5
Item 7(b)..................................................         *
Item 7(c)..................................................         *
Item 7(d)..................................................         *
Item 8.....................................................         *
Item 9.....................................................         *
Item 10....................................................     Item 6
Item 11....................................................     Item 7
Item 12....................................................         *
Item 13....................................................         *
Item 14....................................................         *
Item 15(a).................................................         *
Item 15(b).................................................     Item 8
Item 16....................................................     Item 10(f)
Item 17....................................................     Item 11
----------------------
* The item is not required by Schedule 14D-1, is inapplicable or is answered in the negative.

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ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer of the class of equity security which is the subject of the Rule 13e-3 transaction is Citizens Corporation, a Delaware corporation, and the address of its principal executive offices is 440 Lincoln Street, Worcester, Massachusetts 01653.

     (b) The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "The Offer-- Price Range of Shares; Dividends" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "The Offer-- Price Range of Shares; Dividends" is incorporated herein by reference.

     (e)   Not applicable.

     (f) The Information set forth in the Offer to Purchase under "Special Factors--Transactions Concerning the Shares" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (d) and (g) This Statement is being filed by the Purchaser and AFC. The information set forth in the Offer to Purchase under "Introduction" and "The Offer--Certain Information Concerning AFC and the Purchaser" is incorporated herein by reference. The names, business addresses, present principal occupations or employment and citizenship of the directors and executive officers of AFC and certain of its subsidiaries, including the Purchaser, are set forth in Appendix A to the Offer to Purchase and are incorporated herein by reference.

     (e) - (f) During the last five years, none of the AFC Entities nor, to the best of their knowledge, any of the persons listed in Appendix A to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws of finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) - (b) The information set forth in the Offer to Purchase under "Special Factors--Background," "Special Factors--Interests of Certain Persons in the Transaction," "Special Factors--Past Contacts and Transactions Between AFC and Citizens," and "Special Factors--Transactions Concerning the Shares" is incorporated herein by reference.

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ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "Introduction," "The Offer--Terms of the Offer" and "The Offer--Conditions of the Offer" is incorporated herein by reference.

     (b)   Not applicable.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) - (g) The information set forth in the Offer to Purchase under "Special Factors--Certain Effects of the Transaction" and "Special Factors-- Plans for Citizens After the Transaction" is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Purchase under "The Offer-- Source and Amount of Funds" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "The Offer-- Certain Fees and Expenses; Utilization of Citizens Employees" is incorporated herein by reference.

     (c)   Not applicable.

     (d)   Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVE, REASONS AND EFFECTS.

     (a) - (d) The information set forth in the Offer to Purchase under "Special Effects--Background," "Special Factors--Purpose of and Reasons for the Transaction," "Special Factors--Certain Effects of the Transaction," "Special Factors--Plans for Citizens After the Transaction," and "Special Factors-- Certain Tax Consequences," is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a) - (b) The information set forth in the Offer to Purchase under "Special Factors--Fairness of the Transaction" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "Special Factors--Transaction Structure" is incorporated herein by reference.

     (d) - (e) The information set forth in the Offer to Purchase under "Special Factors --Background," "Special Factors--Transaction Structure" and "Special Factors--Fairness of the Transaction" is incorporate herein by reference.

     (f)   Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) - (c) The information set forth in the Offer to Purchase under "Special Factors--Fairness of the Transaction" and "Special Factors-Financial Analysis by AFC's Financial Advisor" is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) The information set forth in the Offer to Purchase under "Introduction" and "Special Factors--Interests of Certain Persons in the Transaction" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Not applicable.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "Special Factors--Interests of Certain Persons in the Transaction" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "Special Factors--Fairness of the Transaction" and "Special Factors--Interests of Certain Persons in the Transaction" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "The Offer-- Certain Regulatory and Legal Matters--Appraisal Rights" is incorporated herein by reference.

     (b)   Not Applicable.

     (c)   Not Applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under "The Offer-- Certain Information Concerning Citizens" is incorporated herein by reference.

     (b)   Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in The Offer to Purchase under "Special Factors--Background," "Special Factors--Plans for Citizens After the Transaction," "Special Factors--Interests of Certain Persons in the Transaction," and "The Offer--Certain Fees and Expenses; Utilization of Citizens Employees" is incorporated herein by reference.

     (b) The information set forth in The Offer to Purchase under "The Offer-- Certain Fees and Expenses; Utilization of Citizens Employees" is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     Additional information concerning the Transaction is set forth in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)    Not applicable.

     (b) Presentation of Goldman, Sachs & Co. to the Board of Directors of AFC dated October 27, 1998.

     (c)    Not applicable.

     (d)(1) Offer to Purchase dated November 2, 1998.

     (d)(2) Letter of Transmittal.

     (d)(3) Letter from Goldman, Sachs & Co. to brokers, dealers, commercial banks, trust companies and other nominees.

     (d)(4) Letter to Clients of brokers, dealers, commercial banks, trust companies and other nominees.

     (d)(5) Notice of Guaranteed Delivery.

     (d)(6) Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

     (d)(7) Summary Advertisement dated November 2, 1998.

     (e) Section 262 of the Delaware General Corporation Law included as Appendix B to the Offer to Purchase as Exhibit (d)(1) hereto.

     (f)    Not applicable.

     (g)(1) Complaint filed in Finkelstein v. O'Brien, et al. (Civil Action No. 16748, Delaware Court of Chancery).

     (g)(2) Complaint filed in McKinnie v. O'Brien, et al. (Civil Action No. 16749, Delaware Court of Chancery).

     (g)(3) Complaint filed in Specht v. O'Brien, et al. (Civil Action No. 16746, Delaware Court of Chancery).

     (g)(4) Complaint filed in Steiner v. O'Brien, et al. (Civil Action No. 16747, Delaware Court of Chancery).

     (g)(5) Complaint filed in Susser v. O'Brien, et al. (Civil Action No. 16745, Delaware Court of Chancery).

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                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 2, 1998                ALLMERICA FINANCIAL CORPORATION


                                       By: /s/ Edward J. Parry, III
                                          -----------------------------------
                                          Name:  Edward J. Parry, III
                                          Title: Vice President, Treasurer,
                                                 and Chief Financial Officer


                                       CITIZENS ACQUISITION CORPORATION


                                       By: /s/ Edward J. Parry, III
                                          -----------------------------------
                                          Name:  Edward J. Parry, III
                                          Title: President and Treasurer

                                 EXHIBIT INDEX

                                   Exhibits
                                   --------

(a)    Not applicable.

(b) Presentation of Goldman, Sachs & Co. to the Board of Directors of AFC dated October 27, 1998.

(c)    Not applicable.

(d)(1) Offer to Purchase dated November 2, 1998.

(d)(2) Letter of Transmittal.

(d)(3) Letter from Goldman, Sachs & Co. to brokers, dealers, commercial banks, trust companies and other nominees.

(d)(4) Letter to Clients of brokers, dealers, commercial banks, trust companies and other nominees.

(d)(5) Notice of Guaranteed Delivery.

(d)(6) Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

(d)(7) Summary Advertisement dated November 2, 1998.

(e) Section 262 of the Delaware General Corporation Law included as Appendix B to the Offer to Purchase as Exhibit (d)(1) hereto.

(f)    Not applicable.

(g)(1) Complaint filed in Finkelstein v. O'Brien, et al. (Civil Action No. 16748, Delaware Court of Chancery).

(g)(2) Complaint filed in McKinnie v. O'Brien, et al. (Civil Action No. 16749, Delaware Court of Chancery).

(g)(3) Complaint filed in Specht v. O'Brien, et al. (Civil Action No. 16746, Delaware Court of Chancery).

(g)(4) Complaint filed in Steiner v. O'Brien, et al. (Civil Action No. 16747, Delaware Court of Chancery).

(g)(5) Complaint filed in Susser v. O'Brien, et al. (Civil Action No. 16745, Delaware Court of Chancery).